EXHIBIT 12.1

Spirit AeroSystems Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ in millions, except ratios)

	Spirit Holdings
	Twelve Months Ended
	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Earnings:
Income (loss) before income taxes and equity in net income (loss) of affiliates	$262.4	$(430.8)	$11.4	$280.3	$297.8
Add: Fixed charges (from below)	99.0	81.9	95.1	89.6	73.0
Add: Amortization of capitalized interest	4.1	3.8	3.6	2.9	2.1
Add: Distributed income of equity investee	0.5	0.5	(0.7)	(1.0)	(0.7)
Subtract: Capitalized interest expense	4.0	5.8	7.5	—	—
	$362.0	$(350.4)	$101.9	$371.8	$372.2
Fixed charges:
Interest expense (including amortization of debt issuance costs, debt discounts and premiums)	$88.1	$70.1	$82.9	$77.5	$59.1
Add: Capitalized interest expense	4.0	5.8	7.5	5.4	10.3
Add: Portion of rentals representing interest (1/3 of Operating Lease Payments)	6.9	6.0	4.6	6.7	3.6
	$99.0	$81.9	$95.0	$89.6	$73.0

Ratio of earnings to fixed charges	3.7	(4.3)	1.1	4.1	5.1